Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
 OF APRIL 23, 2012

DATE, TIME AND PLACE:  On April 23, 2012 at 10:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 1st floor, suite 107, in the city and state of São Paulo.

CHAIR:    Prof. Iran Siqueira Lima.

QUORUM:   The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following due examination of the Account Statements for the period from January to March 2012, the Fiscal Councilors resolved to register the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the Account Statements for the period from January to March of 2012,  have verified the accuracy of all the items examined and, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure,  financial position and the activities conducted by the company during the period.”

CONCLUSION: The agenda having been concluded, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo-SP, April 23, 2012. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Artemio Bertholini  – Councilors.

ALFREDO EGYDIO SETUBAL
Investment Relations Officer